For Immediate Release
April 14, 2011

Manulife reports 2010 results under International Financial Reporting Standards

TORONTO – Manulife Financial Corporation (“MFC”) advised today of its initial adoption of International Financial Reporting Standards (“IFRS”), which replaced prior Canadian Generally Accepted Accounting Principles (“GAAP”)1, effective January 1, 2011.  Manulife’s first set of financial statements prepared in accordance with IFRS will be for the first quarter ended March 31, 2011 and will include comparative financial information for 2010.

The following information is provided to help users of the financial statements better understand the impact on MFC’s updated comparative 2010 consolidated financial statements as a result of the initial adoption of IFRS.  This information reflects the first time adoption elections and accounting policy choices made by the Company and should be read in conjunction with Note 2 – Future Accounting and Reporting Changes to our consolidated financial statements found in our 2010 Annual Report available on our website at www.manulife.com/investorrelations.

Impact of IFRS on Key Performance Metrics

As previously disclosed in our Management’s Discussion & Analysis (“MD&A”), with the exception of the additional goodwill impairment charge in the third quarter of 2010, the initial adoption of IFRS did not have a significant impact on net income attributed to shareholders in 2010.

(C$ millions, unaudited)	2010 Q4	2010 Q3	2010 Q2	2010 Q1	Fiscal 2010
Net income (loss) attributed to shareholders under Canadian GAAP	$1,794	$(947)	$(2,378)	$1,140	$(391)
Net IFRS adjustments (excluding goodwill impairment)	2	(11)	(56)	84	19
Additional IFRS goodwill impairment	--	(1,291)	--	--	(1,291)
Net income (loss) attributed to shareholders under IFRS	$1,796	$(2,249)	$(2,434)	$1,224	$(1,663)

As previously disclosed in our third and fourth quarter 2010 MD&A, the adoption of IFRS resulted in a total goodwill impairment charge of $3,064 million, attributable as follows:

•	U.S. Insurance ($1,461 million);
•	U.S. Wealth Management ($1,453 million); and
•	Canadian Division ($150 million).

1 References to Canadian GAAP throughout this release relate to Canadian GAAP prior to the adoption of IFRS.

April 14, 2011 – Press Release Reporting IFRS Financial Information

The total IFRS impairment charge was allocated between the opening IFRS balance sheet as at January 1, 2010 ($734 million) and the Company’s third quarter 2010 comparative IFRS results ($2,330 million), based on the facts and circumstances in the respective periods that gave rise to the impairment. The third quarter impairment charge under IFRS was $1,291 million higher than the goodwill impairment charge of $1,039 million recorded under Canadian GAAP.

The higher impairment charge under IFRS arose as a result of the requirement to test goodwill impairment at the cash generating unit level, a more granular level than under Canadian GAAP.  This is a non-cash charge that was recorded in our Corporate and Other Segment and does not have any impact on regulatory capital as goodwill is excluded from the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio.

Excluding the goodwill impairment, the remaining cumulative IFRS earnings differences for 2010 amounted to $19 million and are outlined below under “IFRS Earnings Adjustments.”

IFRS Earnings Adjustments

A summary of the various earnings impacts as a result of the adoption of IFRS on net income attributed to shareholders in 2010 is as follows:

(C$ millions, unaudited)	2010 Q4	2010 Q3	2010 Q2	2010 Q1	Fiscal 2010
Net income (loss) attributed to shareholders under Canadian GAAP	$1,794	$(947)	$(2,378)	$1,140	$(391)
Investment Adjustments:
Invested asset measurement differences	36	135	(37)	(30)	104
Changes in actuarial liabilities related to invested asset changes	(85)	(122)	33	55	(119)
Actuarial Adjustments:
Product classification & embedded derivatives	80	35	(72)	10	53
Consolidation Adjustments	-	(35)	4	28	(3)
Corporate Adjustments:
Other adjustments	(17)	(10)	4	85	62
Income tax accounting differences	(24)	(7)	1	4	(26)
Non-controlling interest	(4)	1	(19)	3	(19)
Income tax adjustments on the above	16	(8)	30	(71)	(33)
Total IFRS adjustments (excluding goodwill)	$2	$(11)	$(56)	$84	$19
Additional IFRS goodwill impairment	-	(1,291)	-	-	(1,291)
Net income (loss) attributed to shareholders under IFRS	$1,796	$(2,249)	$(2,434)	$1,224	$(1,663)

Investment Adjustments:
Invested asset measurement differences – Differences in the measurement of certain invested asset classes exist between Canadian GAAP and IFRS. Under Canadian GAAP real estate is carried on a move-to-market measurement, with realized gains and losses deferred and amortized.  Under IFRS the Company elected to measure real estate at fair value, except owner-occupied real estate which is carried at amortized cost.  Agriculture and private equity investments are held at fair value under IFRS as opposed to a move–to-market basis and historical cost, respectively under Canadian GAAP.  Under IFRS impairments of available-for-sale equity securities are recognized when declines in the carrying value are significant or prolonged, irrespective of expectations of future recoveries of the carrying value.  Under Canadian GAAP the consideration of future recovery is permitted, resulting in additional impairment charges under IFRS.  Asset retirement obligations relating to investments in oil and gas properties use a risk-free discount rate under IFRS compared to a risk-adjusted rate under Canadian GAAP.  Under Canadian GAAP certain internal costs incurred to originate loans

April 14, 2011 – Press Release Reporting IFRS Financial Information

issued by Manulife Bank are included as an adjustment to the carrying value of the loan and are amortized into income over the effective life of the loan or mortgage.  These internal costs are expensed as incurred under IFRS.  Additionally, certain hedge relationships under Canadian GAAP may not qualify for hedge accounting or be subject to a change in hedge effectiveness testing and/or measurement under IFRS.  Finally, certain mortgages in third party securitization vehicles are not recorded under Canadian GAAP, whereas under IFRS they are accounted for as secured borrowings.

Impact of changes in the carrying value of invested assets that support actuarial liabilities –  Upon adoption of IFRS and until the new IFRS standard for insurance contracts is effective, the Canadian GAAP requirements for the valuation of insurance liabilities will be maintained.  Under Canadian GAAP, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.  Changes in the carrying value of the assets supporting insurance liabilities that are not the result of changes in expected future cash flows are offset by a corresponding change in insurance liabilities.

Actuarial Adjustments:
The definition of insurance contracts under IFRS includes contracts that have significant insurance risk, while the Canadian GAAP definition is based on the form of the contract.  Certain contracts that do not now qualify as insurance contracts are measured as a financial liability at amortized cost or fair value under IFRS.    Additionally, for those financial liabilities measured at amortized cost, acquisition costs that were not considered incremental to the issuance of financial liability were expensed as incurred under IFRS.  Previously, these costs were included in the carrying amount of the policyholder liability under Canadian GAAP.

Certain insurance contracts contain embedded derivatives that are presented separately in other assets or other liabilities and measured at fair value under IFRS with changes in fair value reported in earnings.

Consolidation Adjustments:
Certain private equity investments and financing vehicles that were not consolidated under Canadian GAAP are consolidated under IFRS.

Corporate Adjustments:
Other adjustments – Several other differences exist between Canadian GAAP and IFRS for the measurement of various assets and liabilities.  Under IFRS, investments in the equity of leveraged leases are measured in a manner similar to a capital lease with income recognized on a constant yield basis.  Under Canadian GAAP there is a specific standard for leveraged leases and income was recognized on an effective yield basis.  Also, IFRS requires the use of the graded vesting method to account for share based compensation awards that vest in installments over the vesting period as opposed to straight line recognition applied under Canadian GAAP.  Finally, under IFRS, there are differences in the determination of pension expense, including assumptions relating to the return on plan assets, treatment of plan settlements and curtailments and past service costs.

Income tax accounting differences – There are different thresholds for the recognition of uncertain tax liabilities which increased the Company’s tax liability and expense under IFRS.

Goodwill:
As previously disclosed, the testing for impairment of goodwill at the cash generating unit level under IFRS is more granular than the level of testing under Canadian GAAP which resulted in an impairment charge upon transition to IFRS at January 1, 2010 and in Q3 2010 and could result in additional impairment charges going forward.

April 14, 2011 – Press Release Reporting IFRS Financial Information

The impact of IFRS adoption on shareholders’ equity in 2010 was as follows:

(C$ millions, unaudited)	Dec. 31, 2010	Sept. 30, 2010	Jun. 30, 2010	Mar. 31, 2010	Jan. 1, 2010
Shareholders’ equity under Canadian GAAP	$26,714	$25,923	$27,713	$29,238	$28,827
IFRS adjustments	(2,471)	(2,503)	(1,242)	(1,273)	(1,436)
Shareholders’ equity under IFRS	$24,243	$23,420	$26,471	$27,965	$27,391

We were required to prepare an opening IFRS balance sheet as at January 1, 2010, the date of transition to IFRS, which formed the starting point for our financial reporting in accordance with IFRS.  Any differences between the carrying values of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS as at January 1, 2010 were recorded in opening retained earnings.

The opening shareholders’ equity under IFRS at January 1, 2010 was $27,391 million compared to $28,827 million under Canadian GAAP. The decrease of $1,436 million was primarily related to the impairment of goodwill at transition to IFRS (discussed above), and adjustments to investments in leveraged leases and certain income tax accounting differences (discussed below).  The remaining adjustments to opening shareholders’ equity, in aggregate, were not considered material.

Under IFRS, investments in leveraged leases are measured in a manner similar to capital leases with income recognized on a constant yield basis.  Under Canadian GAAP there is an accounting standard specific to leveraged leases and income was recognized on an effective yield basis.  The impact on transition to IFRS was a decrease of $472 million to the carrying value of these investments and a reclassification from private placements to other investments. An associated deferred tax asset of $182 million arose from the decrease in the carrying value of the asset, resulting in a net decrease to shareholders’ equity of $290 million.

Differences in accounting for income taxes under IFRS, including the establishment of an additional liability for uncertain tax positions due to differences in the recognition thresholds under IFRS resulted in a decrease in opening shareholders’ equity of $159 million.

The differences in shareholders’ equity for the remaining quarters in 2010 were primarily due to the opening IFRS balance sheet differences, differences in Accumulated Other Comprehensive Income as well as the quarterly earnings differences outlined above.

Our key performance metrics based on the IFRS results for fiscal 2010 are as follows:

Key performance metric (unaudited)	2010 Q4	2010 Q3	2010 Q2	2010 Q1	Fiscal 2010
Basic earnings (loss) per common share	$1.00	$(1.28)	$(1.39)	$0.68	$(0.99)
Basic earnings (loss) per common share on a constant currency basis1	$1.01	$(1.29)	$(1.42)	$0.68	N/A	2
Diluted earnings (loss) per common share	$0.96	$(1.28)	$(1.39)	$0.66	$(0.99)
Return on common shareholders’ equity3 (annualized)	32.1%	(39.4)%	(39.3)%	19.1%	(7.3)%
Book value per common share (BV)	$12.84	$12.41	$14.18	$15.07	$12.84
1  Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.
2 The full year constant currency information is not presented as fiscal 2009 results are not prepared under IFRS.
3  Return on common shareholders' equity (ROE) is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

April 14, 2011 – Press Release Reporting IFRS Financial Information

Certain convertible preferred shares and debentures issued by MFC contain features which enable the holder to convert their securities into common shares under certain circumstances.  Under IFRS, such financial instruments must be included in the calculation of diluted earnings per share (“EPS”), irrespective of the likelihood of conversion.  Under Canadian GAAP, the inclusion or exclusion of such instruments in the calculation of diluted EPS is based on past experience and expectations of whether these instruments will be settled in cash rather than shares.  The impact of including these financial instruments in the calculation of diluted EPS resulted in a reduction of two cents and five cents for the first and fourth quarters of 2010, respectively, compared to diluted EPS for the same periods under Canadian GAAP.

Expected regulatory capital implications as a result of the adoption of IFRS

Under the IFRS transition guidance outlined by the Office of the Superintendent of Financial Institutions, the impact of IFRS adoption on available capital is largely phased-in over an eight quarter period beginning with the first quarter of 2011. The impact on required capital is not subject to the phase-in rules. The adoption of IFRS is expected to initially decrease the MCCSR ratio of The Manufacturers Life Insurance Company (“MLI”) by approximately three points beginning in the first quarter of 2011 and approximately six points over the two year phase-in period ending with the fourth quarter of 2012.  MLI’s MCCSR ratio under Canadian GAAP at December 31, 2010 was 249 per cent and thus is expected to be approximately 246 per cent under IFRS as at January 1, 2011.

Segment reporting changes

Beginning with the first quarter of 2011, we will no longer allocate investment and market related gains and losses to our reporting segments on a pooled basis.   Previously, those gains and losses were accumulated into two pools – insurance and wealth management – and were allocated pro-rata to the reporting segments based on their respective policy liabilities.  Beginning in 2011, in conjunction with the actions taken to reduce interest rate and equity risks, the Company no longer monitors the assets and related risk positions in a pooled manner and instead monitors each business unit’s performance based on the direct impact of interest and equity investment performance for the particular business unit.  This change requires retroactive application to our fiscal 2010 segment reporting results. These changes did not have any impact on consolidated net income or the consolidated balance sheet of the Company.  A summary of the cumulative impacts of IFRS adoption and removal of the pooled approach to allocating investment results on our full year 2010 segmented results is as follows:

For the year ended December 31, 2010 (C$ millions, unaudited)	Asia	Canada	U.S. Insurance	U.S. Wealth	Reinsurance	Corporate & Other	Total
Net income (loss) attributed to shareholders as reported under Canadian GAAP	$623	$950	$(16)	$775	$183	$(2,906)	$(391)
Removal of pooled approach to allocating investment results	71	161	(292)	80	21	(41)	--
IFRS adjustments	18	(26)	10	27	-	(1,301)	(1,272)
Net income (loss) attributed to shareholders under IFRS	$712	$1,085	$(298)	$882	$204	$(4,248)	$(1,663)

April 14, 2011 – Press Release Reporting IFRS Financial Information

An updated 2010 Statistical Information Package reflecting the changes outlined above is available on the Manulife website at: www.manulife.com/quarterlyreports.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include: Return on Common Shareholders’ Equity; and Constant Currency Basis. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Return on common shareholders’ equity (“ROE”) is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity (updated for the adoption of IFRS)
(C$ millions)	Quarterly results				Year ended
	4Q10	3Q10	2Q10	1Q10	2010
Net income (loss) attributed to shareholders	1,796	(2,249)	(2,434)	1,224	(1,663)
Preferred share dividends	(20)	(19)	(20)	(20)	(79)
Net income (loss) available to common shareholders	1,776	(2,268)	(2,454)	1,204	(1,742)
Opening total equity available to common shareholders	21,998	25,049	26,543	25,969	25,969
Closing total equity available to common shareholders	22,821	21,998	25,049	26,543	22,821
Weighted average total equity available to common shareholders	22,410	23,523	25,796	26,256	24,497
Opening AOCI on AFS securities and cash flow hedges	584	811	704	641	641
Closing AOCI on AFS securities and cash flow hedges	278	584	811	704	278
Adjustment for average AOCI	(431)	(697)	(757)	(672)	(640)
Weighted average total equity available to common shareholders excluding average AOCI adjustment	21,979	22,826	25,039	25,584	23,857

ROE based on weighted average total equity available to common shareholders (annualized)	31.4%	(38.3)%	(38.2)%	18.6%	(7.1)%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	32.1%	(39.4)%	(39.3)%	19.1%	(7.3)%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the first quarter of 2010.

April 14, 2011 – Press Release Reporting IFRS Financial Information

Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to the decrease in MLI’s MCCSR ratio for 2011 and beyond as a result of the adoption of IFRS.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “expect”, and “estimate” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including the expected impacts of the adoption of IFRS outlined above and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to changes in accounting standards; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity, mortality and policyholder behavior; and the accuracy of other estimates used in applying accounting policies and actuarial methods. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients worldwide have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients around the world. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $477 billion (US$480 billion) under IFRS as at December 31, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Anthony Wilson-Smith (416) 852-8899 anthony_wilson-smith@manulife.com Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com

April 14, 2011 – Press Release Reporting IFRS Financial Information